PROSPECTUS SUPPLEMENT (To Prospectus dated October 19, 2004)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-119603

9,000,000 Shares

COMMON STOCK

Incyte Corporation is offering 9,000,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “INCY.” On November 1, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $10.38 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-5 of this prospectus supplement and on page 2 of the accompanying prospectus.

PRICE $9.75 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Incyte
Per Share	$9.75	$.462	$9.288
Total	$87,750,000	$4,158,000	$83,592,000

We have granted the underwriter the right to purchase up to an additional 1,350,000 shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 5, 2004.

MORGAN STANLEY

November 1, 2004

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the terms “Incyte,” “we,” “us” and “our” refer to Incyte Corporation and its consolidated subsidiaries. Incyte and BioKnowledge are our registered trademarks. We also refer to trademarks of other corporations and organizations in this prospectus supplement.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated therein, on the other hand, the information in this prospectus supplement shall control.

You should rely only on the information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized anyone else to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the dates of those documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors,” and our financial statements and the related notes and other documents incorporated by reference in the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

Our Company

Incyte Corporation is focused on the discovery and development of novel, small molecule drugs to treat major medical conditions, including infection with human immunodeficiency virus, or HIV, inflammatory disorders, cancer and diabetes. We have assembled a team of scientists with core competencies in the areas of medicinal chemistry, and molecular, cellular and in vivo biology.

Our most advanced product candidate, Reverset™, is a nucleoside analog reverse transcriptase inhibitor, or NRTI, that is being developed as a once-a day oral therapy for use in combination with other antiviral drugs for patients with HIV infections. Reverset is currently in Phase IIb clinical trials to treat patients infected with HIV.

In a Phase II trial of HIV infected patients who had never undergone previous treatment, Reverset demonstrated potent activity against HIV and was well tolerated during the 10-day trial period. Laboratory data also suggest that Reverset has the potential to treat viruses resistant to other NRTIs.

In addition to our Reverset development program, we have internally-generated drug discovery programs underway. The most advanced of these programs is focused on developing antagonists to a key receptor involved in inflammation called the CCR2 receptor. A lead candidate from this program has been identified and is currently in Phase I clinical trials. We believe that CCR2 receptor antagonists may represent a new class of compounds to treat various inflammatory diseases, including rheumatoid arthritis, multiple sclerosis and atherosclerosis. Our next most-advanced program involves novel sheddase inhibitors that we believe may have application in the treatment of breast cancer and other tumor types. Earlier stage programs have generated other compounds with potential for applications in HIV, diabetes and cancer.

For the past several years, Incyte has been a leader in the development and provision of genomic and proteomic information products. However, in response to the decreasing commercial potential of this area of business, Incyte made the decision in February 2004 to close our Palo Alto headquarters and to discontinue further development of the information products produced at that facility. The genomic and proteomic information related assets remaining within Incyte after this restructuring are our gene and gene technology-related intellectual property portfolio and our BioKnowledge Library, or BKL product line, produced by our Proteome facility based in Beverly, Massachusetts.

Our current drug discovery and development programs include:

HIV Program—In September 2003, we signed a collaborative licensing agreement with Pharmasset, Inc. to develop and commercialize Reverset. Reverse transcriptases are responsible for replication of genetic material in retroviruses such as HIV. Inhibiting the activity of these enzymes remains the cornerstone of treatment for patients infected with HIV. We are developing Reverset as a once-a-day oral therapy for use in combination with other antiviral drugs for patients with HIV infections.

In February, July and October 2004, we presented data from a Phase II trial in which we treated HIV-infected patients with Reverset dosed once daily for ten days. Of the patients in this trial, 30 were treatment-naïve, meaning they had not received prior anti-HIV medication, and 10 were treatment-experienced. The treatment naïve patients received only Reverset alone and the treatment experienced patients received Reverset in addition to their current failing regimen. The treatment-experienced patients enrolled in this trial had previously failed a mean of 5.5 regimens. In this trial, we tested three different doses of Reverset, 50mg, 100mg and 200mg. We included 10 patients in each dose cohort, eight of whom received Reverset and two of whom received placebo. After 10 days of treatment, treatment-naïve patients treated with Reverset achieved on average a viral load reduction of 1.67 log 10 in the 50mg dose cohort, 1.74 log 10 in the 100mg dose cohort and 1.77 log 10 in the 200mg dose cohort. These reductions indicate that the amount of HIV in the patient’s blood was reduced by 98%. Eight of the treatment-experienced patients received 200 mg doses of Reverset and two received placebo. The treatment-experienced patients treated with Reverset achieved on average a viral load reduction of 0.80 log 10. This study demonstrated a clinically significant reduction in viral load for 7 of 8 patients who had failed previous therapies. In addition, Reverset was well tolerated during the 10-day trial period. Patients treated with Reverset in the trial experienced no serious drug-related adverse events. No new resistance mutations developed during the 10-day trial period. Blood levels of Reverset observed in the trials exceed the concentrations needed to suppress replication of HIV containing key resistance mutations in the laboratory. While clinical results in patients containing these resistance mutations cannot be predicted from these laboratory analyses, this suggests that Reverset may also be effective in treatment of infection with a range of common drug-resistant HIV mutant viruses.

A 180-patient Phase IIb trial for treatment-experienced HIV-infected patients began patient enrollment in June 2004. There can be no assurance that results of this Phase IIb trial will confirm the potential indicated by the results from the limited number of patients in the initial Phase II trial.

Under our agreement with Pharmasset, we paid Pharmasset an upfront payment and are required to pay performance milestone payments and future royalties on net sales in exchange for exclusive rights in the United States, Europe and certain other markets to develop, manufacture and market Reverset. Pharmasset will retain marketing and commercialization rights in certain territories, including South America, Mexico, Africa, the Middle East, Korea and China.

CCR2 Receptor Antagonist Program—Chemokines are proteins, secreted at sites of injury or inflammation, that attract and activate leukocytes, or white blood cells, such as monocytes. CCR2 is a key chemokine receptor found on monocytes that controls their migration into sites of inflammation, where they become activated as macrophages. Although, in their normal role, macrophages scavenge foreign organisms or injured tissues, excessive or inappropriately triggered macrophage activity can cause damage to tissues and exacerbate an excessive inflammatory response. For example, in rheumatoid arthritis, macrophages secrete chemokines and cytokines, perpetuating the inflammatory response, and also produce proteases that degrade cartilage and contribute to joint destruction. CCR2 receptor antagonists may thus substantially reduce tissue damage and limit the degree of the inflammatory process in rheumatoid arthritis and other inflammatory disorders, including multiple sclerosis and atherosclerosis, by blocking the migration and recruitment of macrophages. We have identified a series of orally-available CCR2 compounds. A lead candidate from this program has been identified and is currently in Phase I clinical trials. We have completed patient enrollment and dosing of a Phase I single-center, single and multiple dose clinical trial in healthy volunteers. We are proceeding with plans for Phase II development of the lead candidate from this program that will be based on results of this Phase I trial together with other Phase I trials.

Sheddase Inhibitor Program—Proteases are enzymes that catalyze the splitting of proteins into smaller peptide fractions and amino acids. We have identified a protease, called sheddase, whose action appears to contribute to the growth and metastasis of breast cancer and possibly other cancers. Sheddase appears to modulate the response of malignant cells to certain growth factors. Our program involves a series of novel, orally available inhibitors of sheddase. A lead compound in our sheddase inhibitor program was nominated for development during the first quarter of 2004 and is currently undergoing preclinical toxicology testing. If results of preclinical testing are acceptable, we intend to initiate Phase I clinical trials for this compound in the first quarter of 2005.

Corporate Information

Incyte was incorporated in Delaware in 1991. Our executive offices are located at Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880. Our telephone number at this location is (302) 498-6700.

THE OFFERING

Common stock offered by us	9,000,000 shares

Common stock to be outstanding after this offering	82,553,260 shares

Over-allotment option	1,350,000 shares

Use of proceeds	For general corporate purposes, including repayment of outstanding debt and research and development activities. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus supplement for a discussion of factors to consider before deciding to purchase shares of our common stock.

Nasdaq National Market symbol	“INCY”

Information in the table above is based on 73,553,260 shares outstanding as of the close of business on September 30, 2004. It does not include the following shares of our common stock as of September 30, 2004:

•	6,746,632 shares issuable upon the exercise of stock options outstanding at a weighted average exercise price of $9.51 per share;

•	7,429,171 shares reserved for issuance and available for future grant or sale under our stock plans;

•	1,105,881 shares reserved for issuance under our Employee Stock Purchase Plan;

•	22,284,625 shares issuable upon conversion of our 3 1/2% convertible subordinated notes due 2011; and

•	1,900,043 shares issuable upon conversion of our 5 1/2% convertible subordinated notes due 2007.

Except as set forth in the preceding sentence, all information in this prospectus supplement and the accompanying prospectus does not reflect our repurchase of $38,405,000 aggregate principal amount of our 5 1/2% convertible subordinated notes due 2007 during the three-month period ended September 30, 2004.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated financial data for the years ended December 31, 2001 through 2003 from our audited historical consolidated financial statements. The summary consolidated financial information as of and for the six months ended June 30, 2003 and 2004 has been derived from our unaudited historical consolidated financial statements. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read this information in conjunction with our consolidated financial statements and the related notes contained in our annual, quarterly and other reports that we have filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference in the accompanying prospectus.

In the opinion of management, all financial information derived from the unaudited interim consolidated financial statements reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of that information. Historical results are not necessarily indicative of future performance.

The as adjusted balance sheet data column gives effect to the sale of 9,000,000 shares of common stock by us in this offering at a public offering price of $9.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$219,263	$101,612	$47,092	$23,545	$11,804
Net loss	$(183,235)	$(136,885)	$(166,463)	$(82,684)	$(101,315)
Net loss per share:
Basic and diluted	$(2.77)	$(2.03)	$(2.33)	$(1.17)	$(1.39)
Weighted average number of common and common equivalent shares outstanding:
Basic and diluted	66,193	67,403	71,369	70,441	72,786

	As of June 30, 2004
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities—available for sale	$473,555	$556,847
Total assets	538,118	621,410
Long-term debt	417,578	417,578
Total stockholders’ equity	52,632	135,924

RISK FACTORS

Before you participate in this offering, you should be aware that there are various risks in making an investment in our common stock, including the ones listed below. You should carefully consider these risk factors and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus in evaluating this offering.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to our Business

We are at the early stage of our drug discovery and development efforts and we may be unsuccessful in our efforts.

We are in the early stage of building our drug discovery and development operations. Our ability to develop and commercialize pharmaceutical products based on proteins, antibodies and other compounds will depend on our ability to:

•	hire and retain key scientific employees;

•	identify high quality therapeutic targets;

•	identify potential drug candidates;

•	develop products internally or license drug candidates from others;

•	identify and enroll suitable volunteers, either in the United States or abroad, for our clinical trials;

•	complete laboratory testing and clinical trials on humans;

•	obtain and maintain necessary intellectual property rights to our products;

•	obtain and maintain necessary regulatory approvals for our products, both in the United States and abroad;

•	enter into arrangements with third parties to provide services or to manufacture our products on our behalf, or develop efficient production facilities meeting all regulatory requirements;

•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions;

•	lease facilities at reasonable rates to support our growth; and

•	enter into arrangements with third parties to license and commercialize our products.

Of the compounds that we identify as potential drug products or that we in-license from other companies, only a few, at most, are statistically likely to lead to successful drug development programs. Significant research and development efforts will be necessary. We have limited experience with these activities and may not be successful in developing or commercializing drug products. If we choose to outsource some of these activities, we may be unable to enter into outsourcing or licensing agreements on commercially reasonable terms, if at all. In addition, if we elect to manufacture our products in our own manufacturing facilities, we will require substantial additional capital resources to lease or build and maintain those facilities, including attracting and retaining qualified personnel to lease or build and operate our facilities.

Our efforts to discover and develop potential drug candidates may not lead to the development, commercialization or marketing of drug products.

We are currently engaged in a number of different approaches to discover and develop novel drug candidates. We are internally developing novel small molecule chemokine receptor antagonists to treat inflammation and our scientists have produced a number of lead compounds that are in the final stages of preclinical testing and a lead candidate from this program has entered Phase I clinical trials. Other internal drug discovery programs are focused on sheddase inhibitors to treat cancer and compounds with potential for applications in HIV, diabetes and cancer. Discovery and development of potential drug candidates are expensive and time-consuming, and we do not know if our efforts will lead to discovery of any drug candidates that can be successfully developed and marketed. If our efforts do not lead to the discovery of a suitable drug candidate, we may be unable to grow our clinical pipeline or we may be unable to enter into agreements with collaborators who are willing to develop our drug candidates.

The success of our drug discovery and development efforts may depend on our ability to find suitable collaborators to fully exploit our capabilities. If we are unable to establish collaborations or if these future collaborations are unsuccessful, our research and development efforts may be unsuccessful, which could adversely affect our results of operations and financial condition.

An important element of our business strategy will be to enter into collaborative or license arrangements with third parties under which we license our drug candidates to those third parties for development and commercialization. We expect that while we may initially seek to conduct initial clinical trials on our drug candidates, we will need to seek collaborators for a number of our drug candidates because of the expense, effort and expertise required to continue additional clinical trials and further develop those drug candidates. Because collaboration arrangements are complex to negotiate, we may not be successful in our attempts to establish these arrangements. Also, we may not have drug compounds that are desirable to other parties, or we may be unwilling to license a drug compound because the party interested in it is a competitor. The terms of any such arrangements that we establish may not be favorable to us. Alternatively, potential collaborators may decide against entering into an agreement with us because of our financial, regulatory or intellectual property position or for scientific, commercial or other reasons. If we are not able to establish collaborative agreements, we may not be able to develop and commercialize a drug product, which would adversely affect our business and our revenues.

In order for any of these collaboration efforts to be successful, we must first identify potential collaborators whose capabilities complement and integrate well with ours. We may rely on these arrangements for not only financial resources, but also for expertise or economies of scale that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for licenses to technology rights. However, it is likely that we will not be able to control the amount and timing of resources that our collaborators devote to our programs or potential products. If our collaborators prove difficult to work with, are less skilled than we originally expected or do not devote adequate resources to the program, the relationship will not be successful. If a business combination involving a collaborator and a third party were to occur, the effect could be to diminish, terminate or cause delays in development of a potential product.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials in order to obtain regulatory approvals and formulation, marketing and manufacturing capabilities. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drugs resulting from our research and development efforts, or from our joint efforts with collaborators, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States or elsewhere.

Our ability to develop and commercialize Reverset may be adversely affected if a dispute arose with Pharmasset.

We are developing Reverset under a collaborative licensing agreement with Pharmasset entered into in September 2003. If a dispute arose with Pharmasset over the terms of the collaborative license agreement, including the alleged breach of any provision, our development, commercialization and marketing of Reverset may be adversely affected.

If conflicts arise between our collaborators or advisors and us, our collaborators or advisors may act in their self-interest, which may adversely affect our business.

If conflicts arise between us and our collaborators, including Pharmasset, or our scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Conflicts may arise with our collaborators if they pursue alternative technologies or develop alternative products either on their own or in collaboration with others as a means for developing treatments for the diseases that we have targeted. Competing products, either developed by these future collaborators or to which these future collaborators have rights, may result in their withdrawal of support for our product candidates.

Additionally, conflicts may arise if there is a dispute about the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the relationship. Similarly, the parties to a collaboration agreement may disagree as to which party owns newly developed products. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration, our reputation could be harmed and we may not obtain revenues that we anticipated receiving.

If we fail to enter into additional in-licensing agreements or if these arrangements are unsuccessful, our business and operations might be adversely affected.

In addition to establishing collaborative arrangements under which third parties license our drug candidates for development and commercialization, we intend to continue to explore opportunities to develop our clinical pipeline by in-licensing drug compounds that fit within our expertise and research and development capabilities. We may be unable to enter into any additional in-licensing agreements because suitable product candidates that are within our expertise may not be available to us on terms that are acceptable to us or because competitors with greater resources seek to in-license the same product candidates. Product candidates that we would like to develop may not be available to us because they are controlled by competitors who are unwilling to license the rights to the drug compound or candidate to us. We may also need to license drug delivery or other technology in order to continue to develop our drug candidate pipeline. If we are unable to enter into additional agreements to license drug candidates, drug delivery technology or other technology or if these arrangements are unsuccessful, our research and development efforts could be adversely affected.

We have limited expertise with and capacity to conduct clinical trials, and our resulting dependence on third parties to conduct clinical trials could result in delays in and additional costs for our drug development efforts.

We have only limited experience with clinical trials, manufacturing and commercialization of drug products. We also have limited internal resources and capacity to perform preclinical studies and clinical trials. As a result, we intend to hire contract research organizations, or CROs, to perform most of our clinical trials for drug candidates that we choose to develop without a collaborator. If the CROs that we hire to perform our clinical trials or our collaborators do not meet deadlines or do not follow proper procedures, our clinical trials may take longer than expected, may be delayed or may be terminated. If we were forced to find a replacement entity to perform any of our clinical trials, we may not be able to find a suitable entity on favorable terms, or at all. Even if we were able to find another company to perform a trial, the delay in the trial may result in significant expenditures. Events such as these may result in delays in our obtaining regulatory approval for our drug candidates or our ability to commercialize our products and could result in increased expenditures that would adversely affect our operating results.

In addition, for some of our drug candidates, we plan to contract with collaborators to advance those candidates through later-stage, more expensive clinical trials, rather than invest our own resources to perform these trials. Depending on the terms of our agreements with these collaborators, we may not have any control over the conduct of these clinical trials, and in any event we would be subject to the risks associated with depending on collaborators to develop these drug candidates.

If we are unable to obtain regulatory approval to develop and market products in the United States and foreign jurisdictions, we will not be permitted to manufacture or commercialize products resulting from our research.

In order to manufacture and commercialize drug products in the United States, our drug candidates will have to obtain regulatory approval from the Food and Drug Administration, or the FDA. Satisfaction of regulatory requirements typically takes many years. To obtain regulatory approval, we must first show that our drug products are safe and effective for target indications through preclinical studies (animal testing) and clinical trials (human testing). Preclinical testing and clinical development are long, expensive and uncertain processes, and we do not know whether the FDA will allow us to undertake clinical trials of any potential drug products in addition to Reverset and our lead compound from our CCR2 antagonist program.

Completion of clinical trials may take several years and failure may occur at any stage of testing. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. Interim results of a preclinical study or clinical trial do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. For example, a drug candidate that is successful at the preclinical level may cause harmful or dangerous side effects when tested at the clinical level. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to formulate or manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; or

•	government or regulatory delays.

Data obtained from the clinical trials are susceptible to varying interpretation, which may delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, regulatory authorities may refuse or delay approval as a result of other factors, such as changes in regulatory policy during the period of product development and regulatory agency review.

Due, in part, to the early stage of our drug candidate research and development process, we cannot predict whether regulatory approval will be obtained for any product we develop. At the present time, we have two drug candidates, Reverset and our lead CCR2 antagonist, in Phase II and Phase I clinical trials, respectively, and other drug candidates are still undergoing preclinical testing. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. If regulatory approval of a product is granted, this approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective. Failure to obtain regulatory approval would delay or prevent us from commercializing products.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with the FDA approval process described above and may also include additional risks.

Our reliance on third parties to manufacture and commercialize any of our drug candidates that receives regulatory approval could result in a short supply of the drugs or withdrawal of the FDA’s regulatory approval.

The FDA requires that drug products be manufactured according to its current Good Manufacturing Practices, or cGMP, regulations and a limited number of manufacturers comply with these requirements. If the third party that we choose to manufacture our drug products is not compliant with cGMP, the FDA may not approve our application to manufacture our drug products. We may not be able to arrange for our products to be manufactured by one of these companies on reasonable terms, if at all. Failure to comply with cGMP in the manufacture of our products could result in the FDA withdrawing its regulatory approval of our drug product or other enforcement actions. If either of these events occurred, our revenues would be negatively impacted.

If we receive marketing approval from the FDA for any of our drug candidates, we will rely on a third party to manufacture our products. We may not be able to obtain sufficient quantities of our new drug products if the manufacturer does not have the capacity to manufacture our products according to our schedule. Also, raw materials that may be required to manufacture any products we develop may only be available from a limited number of suppliers. If we have promised delivery of a new product and are unable to meet the delivery requirement due to manufacturing difficulties, our reputation would be impaired or our customers may buy our competitors’ products. Additionally, we may have to expend additional sums in order to ensure that manufacturing capacity is available when we need it even if we do not use all of the manufacturing capacity. This expense would adversely affect our operating results. Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. The third-party manufacturer we choose may not perform as agreed or may terminate its agreement with us.

We may incur additional expense in order to market our drug products.

We do not have experience marketing drug products. If the FDA approves one of our drug products to go to market, we would have to employ additional personnel or engage a third party to market our drug products, which would be an additional expense to us.

We might not be able to commercialize our drug candidates successfully, and we may spend significant time and money attempting to do so.

Reverset and our lead CCR2 antagonist are our only two drug candidates in clinical trials. We, or our collaborators, may decide to discontinue development of any or all of our drug candidates at any time for commercial, scientific or other reasons. If a product is developed, but is not marketed, we may have spent significant amounts of time and money on it, which would adversely affect our operating results and financial condition. Even if Reverset, or another drug candidate that we develop, receives regulatory approval, we may decide not to commercialize it if we determine that commercialization of that product would require more money and time than we are willing to invest. For example, drugs that receive approval are subject to post-regulatory surveillance and may have to be withdrawn from the market if previously unknown side effects occur. At this point, the regulatory agencies may require additional clinical trials or testing. Once a drug is marketed, if it causes side effects, the drug product may be recalled or may be subject to reformulation, additional studies, changes in labeling, warnings to the public and negative publicity. As a result, we may not continue to commercialize a product even though it has obtained regulatory approval. Further, we may decide not to continue to commercialize a product if the market does not accept the product because it is too expensive and third parties such as insurance companies or Medicare have not approved it for substantial reimbursement. Actions of governmental authorities and other groups could result in lower prices for certain drugs, including drugs that address HIV infection. In addition, we may decide not to continue to commercialize a product if another product comes on the market that is as effective but has fewer side effects. There is also a risk that competitors and third parties may develop similar or superior products or have proprietary rights that preclude us from ultimately marketing our products.

Our ability to generate revenues will be diminished if we are unable to obtain acceptable prices or an adequate level of reimbursement from third-party payors.

The continuing efforts of government and insurance companies, health maintenance organizations, or HMOs, and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of these proposals could reduce the price that we or any of our collaborators receive for any products in the future.

Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to generate revenues.

As our drug discovery and development operations are conducted at our headquarters in Wilmington, Delaware, the loss of access to this facility would negatively impact our business.

Our facility in Wilmington, Delaware is our headquarters and is also where we conduct all of our drug discovery operations and research and development activities. Our lease contains provisions that provide for its early termination upon the occurrence of certain events of default or upon a change of control. Further, our headquarters facility is located in a large research and development complex that may be temporarily or permanently shutdown if certain environmental or other hazardous conditions were to occur within the complex. In addition, actions of activists opposed to aspects of pharmaceutical research may disrupt our experiments or our ability to access or use our facilities. The loss of access to or use of our Wilmington, Delaware facility, either on a temporary or permanent basis, or early termination of our lease would result in an interruption of our business and, consequently, would adversely affect the advancement of our drug discovery and development programs and our overall business.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees would affect our ability to expand our drug discovery and development programs and achieve our objectives.

We are highly dependent on the principal members of our management, operations and scientific staff. We experience intense competition for qualified personnel. Our future success also depends in part on the continued service of our executive management team, key scientific and management personnel and our ability to recruit, train and retain essential scientific personnel for our drug discovery and development programs, including those who will be responsible for overseeing our internal preclinical testing and clinical trials as well as for the establishment of collaborations with other companies. If we lose the services of any of these people, our research and product development goals, including the identification and establishment of key collaborations, operations and marketing efforts could be delayed or curtailed. We do not maintain “key person” insurance on any of our employees.

We may encounter difficulties in integrating companies we acquire, which may harm our operations and financial results.

As part of our business strategy, we have in the past and may in the future acquire assets, technologies, compounds and businesses. Our past acquisitions, such as the acquisition of Maxia Pharmaceuticals, Inc., have involved, and our future acquisitions may involve, risks such as the following:

•	we may be exposed to unknown liabilities of acquired companies;

•	our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

•	we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting our management’s time and attention;

•	we may be unable to integrate or complete the development and application of acquired technology, compounds or drug candidates;

•	we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

•	our relationships with key customers or collaborative partners of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses;

•	we may be unable to retain key employees of the acquired businesses;

•	we may incur amortization or impairment expenses if an acquisition results in significant goodwill or other intangible assets; or

•	our stockholders may be diluted if we pay for the acquisition with equity securities.

In addition, if we acquire additional businesses that are not located near our new headquarters, we may experience more difficulty integrating and managing the acquired businesses’ operations.

We may encounter difficulties, including higher than anticipated costs and the diversion of management’s attention, as a result of the restructuring of our business and the relocation of our headquarters and finance department from California to Delaware.

In April 2004, we had a significant reduction in our workforce and closed our Palo Alto, California research facilities. We may incur higher than anticipated costs associated with closing our California facilities, and this restructuring could result in the diversion of the efforts of our executive management team and other key employees, which could adversely affect our drug discovery and development efforts. As a part of this restructuring, we have discontinued our information products research and development efforts, with the exception of the activities related to, and products developed by, our Proteome subsidiary. We may encounter difficulties associated with the discontinuation of certain of our information product-related activities that could adversely affect our operating results and financial position. These difficulties could include challenges in providing support to our customers, and, in particular, our non-U.S. customers. Some of our database customers could become dissatisfied as a result of our restructuring, and we could incur expenses associated with the amendment, termination or transition of these customer contracts.

As a part of increasing our focus on our drug discovery and development programs, we relocated our headquarters, including our finance and legal staff and information systems, to our facility in Wilmington, Delaware. During this transition process, we expect that we will need to continue to manage multiple locations and our relationships with information products customers, suppliers and other third parties.

Risks Relating to our Financial Results

We expect to incur losses in the future and we may not achieve or maintain profitability in the future.

We had net losses from inception in 1991 through 1996 and in 1999 through 2004. Because of those losses, we had an accumulated deficit of $672.8 million as of June 30, 2004. We will continue to spend significant amounts on our efforts to discover and develop drugs. As a result, we expect to continue to incur losses in 2004 and in future periods as well.

We expect that any revenues from our information products, intellectual property licensing, and contracts, if any, will be more than offset by expenses for our drug discovery and development efforts. We anticipate that these efforts will increase as we focus on the studies, including preclinical tests and clinical trials prior to seeking regulatory approval, that are required before we can sell, or license to a third party, a drug product. The development of drug products will require us to spend significant funds on research, development, testing, obtaining regulatory approvals, manufacturing and marketing. To date, we do not have any drug products that have generated revenues and we anticipate that we will not generate significant revenues from the drug candidates that we license or develop for several years, if ever. We cannot be certain whether or when we will achieve profitability because of the significant uncertainties relating to our ability to generate commercially successful drug products. Even if we were successful in obtaining regulatory approvals for manufacturing and commercializing Reverset, our leading drug candidate, or another drug, we expect that we will continue to incur losses if our drug products do not generate significant revenues. If we achieve profitability we may not be able to sustain or increase profitability.

We will need additional capital in the future. The capital markets may not permit us to raise additional capital at the time that we require it, which could result in limitations on our research and development or commercialization efforts or the loss of certain of our rights in our technologies or drug candidates.

Our future funding requirements will depend on many factors and we anticipate that we will need to raise additional capital to fund our business plan and research and development efforts on a going-forward basis.

Additional factors that may affect our future funding requirements include:

•	any changes in the breadth of our research and development programs;

•	the results of research and development, preclinical testing and clinical trials conducted by us or our future collaborative partners or licensees, if any;

•	the acquisition or licensing of businesses, technologies or compounds, if any;

•	our ability to maintain and establish new corporate relationships and research collaborations;

•	competing technological and market developments;

•	the amount of revenues generated from our business activities, if any;

•	the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims;

•	the receipt of contingent licensing or milestone fees from our current or future collaborative and license arrangements, if established; and

•	the timing of regulatory approvals, if any.

If we require additional capital at a time when investment in companies such as ours, or in the marketplace generally, is limited due to the then prevailing market or other conditions, we may have to scale back our operations, eliminate one or more of our research or development programs, or attempt to obtain funds by entering into an agreement with a collaborative partner that would result in terms that are not favorable to us or relinquishing our rights in certain of our proprietary technologies or drug candidates. If we are unable to raise funds at the time that we desire or at any time thereafter on acceptable terms, we may not be able to continue to develop our potential drug products. The sale of equity or additional convertible debt securities in the future would be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness.

Because our revenues are derived from information products and licensing activities, our revenues may fluctuate substantially due to reductions and delays in research and development expenditures by pharmaceutical and biotechnology companies.

We expect that our revenues from our information products in the foreseeable future will be derived primarily from products and services provided to the pharmaceutical and biotechnology industries as well as to the academic community. Accordingly, these revenues will depend in large part upon the success of the companies within these industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries or by the academic community. These reductions and delays may result from factors such as:

•	changes in economic conditions;

•	consolidation in the pharmaceutical and biotechnology industries;

•	changes in the regulatory environment, including governmental pricing controls, affecting health care and health care providers;

•	pricing pressures;

•	market-driven pressures on companies to consolidate and reduce costs; and

•	other factors affecting research and development spending.

These factors are not within our control and may cause volatility to the price of our common stock.

Future milestone and royalty payments from our gene-related intellectual property may not contribute significantly to revenues for several years, and may never result in revenues.

Part of our strategy is to license to our database customers and to other pharmaceutical and biotechnology companies our know-how and patent rights associated with the information we have generated in the creation of our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical trials and regulatory approval before commercialization, all of which is beyond our control, and possibly beyond the control of our licensee. These licensees may not develop the potential product if they do not devote the necessary resources or decide that they do not want to expend the resources to do the clinical trials necessary to obtain the necessary regulatory approvals. Therefore, milestone or royalty payments from these licenses may not contribute to our revenues for several years, if at all. We may decide at any time to discontinue some or all of our gene and gene-technology related patent prosecution or maintenance, which could limit our ability to receive license-based revenues from our gene and gene-technology related patent portfolio.

Our long-term investments may decline in value and our losses may increase.

We have made and may in the future make long-term investments in entities that complement our business. These investments may:

•	often be made in securities lacking a public trading market or subject to trading restrictions, either of which increases our risk and reduces the liquidity of our investment;

•	require us to record losses and expenses related to our ownership interest;

•	require us to record acquisition-related charges, such as in-process research and development;

•	require us to record charges related to the impairment in the value of the securities underlying our investment; and

•	require us to invest greater amounts than anticipated or to devote substantial management time to the management of research and development relationships or other relationships.

The market values of many of these investments can fluctuate significantly. We evaluate our long-term investments for impairment of their value on a quarterly basis. The volatility of the equity markets and the uncertainty of the biotechnology industry may result in fluctuations in the value of our investments in public companies. The value of our investments in private companies can fluctuate significantly. In past periods, market conditions have caused us to write-down the value of our private company investments, sometimes substantially, and market conditions may cause us to write down additional amounts. In addition, we have in the past written down the value of our debt investments in companies experiencing financial difficulties. Impairment could result in future charges to our earnings. Decreases in the value of our strategic investments may cause our losses to increase. As of June 30, 2004, the total aggregate value of our long-term investments was $13.2 million. We incurred charges related to write-downs in the valuation of long-term investments of $2.7 million during the six months ended June 30, 2004.

We have a large amount of debt and our debt service obligations may prevent us from taking actions that we would otherwise consider to be in our best interests.

As of June 30, 2004, we had total consolidated debt of $417.6 million and stockholders’ equity of $52.6 million. The indentures pursuant to which our outstanding convertible subordinated notes were issued do not limit the issuance of additional indebtedness. Our substantial leverage could have significant negative consequences for our future operations, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing for working capital, capital and research and development expenditures, and general corporate purposes;

•	requiring the dedication of a substantial portion of our expected cash flow or our existing cash to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including working capital and capital expenditures;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or

•	placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

In the past five years, we have had negative cash flow from operations. We likely will not generate sufficient cash flow from our operations in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to our outstanding convertible subordinated notes. As of June 30, 2004, $166.5 million aggregate principal amount of our 5 1/2% convertible subordinated notes due 2007 and $250.0 million aggregate principal amount of our 3 1/2% convertible subordinated notes due 2011 were outstanding. Our annual interest payments for the 5 1/2% notes through 2006, assuming none of these notes are converted, redeemed, repurchased or exchanged, are $9.2 million, and an additional $4.6 million in interest is payable in 2007. Our annual interest payments for the 3 1/2% notes through 2010, assuming none of these notes are converted, redeemed, repurchased or exchanged, are $8.8 million, and an additional $4.4 million in interest is payable in 2011. We intend to fulfill our debt service obligations from our existing cash and marketable securities. If we are unable to generate cash from our operations or raise additional cash through financings sufficient to meet these obligations, we will need to use existing cash or liquidate marketable securities in order to fund these obligations, which may delay or curtail our research, development and commercialization programs.

Risks Relating to Intellectual Property and Legal Matters

We are involved in patent litigation, which, if not resolved favorably, could require us to pay damages.

In October 2001, Invitrogen Corporation, or Invitrogen, filed an action against us in federal court, alleging infringement of three patents. The complaint seeks unspecified money damages and injunctive relief. In November 2001, we filed our answer to Invitrogen’s patent infringement claims, and asserted seven counterclaims against Invitrogen, seeking declaratory relief with respect to the patents at issue, implied license, estoppel, laches and patent misuse. We are also seeking our fees, costs and expenses. Invitrogen filed its answer to our counterclaims in January 2002. In February 2003, we added a counterclaim for unfair business practices. On February 9, 2004, the Court ordered a stay of all proceedings pending disposition of the appeal in a related case of a judgment invalidating the same patents that are asserted in this case.

Our defenses against the suit brought by Invitrogen may be unsuccessful. At this time, we cannot reasonably estimate the possible range of any loss or damages resulting from this suit due to uncertainty regarding the ultimate outcome. If the case goes forward, we expect that the Invitrogen litigation will result in future legal and other costs to us, regardless of the outcome, which could be substantial.

We are involved in contractual arbitration, which could be costly to us.

We are in an arbitration with Iconix Pharmaceuticals, Inc., or Iconix, with respect to payments that Iconix alleges we owe it pursuant to a contract. Iconix initiated the arbitration process under the contract seeking final and binding arbitration. An arbitration panel has been selected and a hearing will be held in two phases, the first of which was held in October 2004 and the second of which is scheduled for the first quarter of 2005. In the first phase of the hearing, Iconix alleged that we are obligated to make payments to it in the aggregate amount of $28.25 million and that the payments presently due to Iconix, discounted to a present day value, amount to $22.6 million. We expect to receive a decision from the arbitration panel with respect to the first phase of the hearing by the end of 2004. Based on Iconix’s amended demand for arbitration, we understand Iconix is also seeking return of a $4.5 million license fee paid to us and recovery of amounts paid to a third-party supplier. The second phase of the hearing will address Iconix’s claim for the return of the $4.5 million license fee paid to us and recovery of amounts paid to a third-party supplier, as well as our counterclaims against Iconix. There can be no assurance as to the ultimate outcome of the arbitration and, at this time, we cannot predict the financial impact to us of the results of the arbitration. Regardless of the outcome, we could incur substantial costs and diversion of management time as a result of the arbitration.

If we are subject to additional litigation and infringement claims, they could be costly and disrupt our drug discovery and development efforts.

The technology that we use to make and develop our drug products, the technology that we incorporate in our products, and the products we are developing may be subject to claims that they infringe the patents or proprietary rights of others. The success of our drug discovery and development efforts will also depend on our ability to develop new compounds, drugs and technologies without infringing or misappropriating the proprietary rights of others.

From time to time we may receive notices from third parties alleging patent or copyright infringement, claims regarding trade secrets or other contract claims. Receipt of these notices could result in significant costs as a result of the diversion of the attention of management from our drug discovery and development efforts. Except for Invitrogen and Iconix, no third party has a current filed patent lawsuit or arbitration against us. If a successful claim were brought against us, we would have to attempt to license the technology from the claimant or to spend time and money to design around the technology. Any such license of the technology may not be available at reasonable terms, or at all.

We may, however, be involved in future lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations. In addition, litigation or other legal proceedings may be necessary to:

•	assert claims of infringement;

•	enforce our patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

We may be unsuccessful in defending or pursuing these lawsuits or claims. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. An adverse determination may subject us to significant liabilities or require us or our collaborators to seek licenses to other parties’ patents or proprietary rights. We or our collaborators may also be restricted or prevented from manufacturing or selling a drug product that we develop. Further, we or our future collaborators may not be able to obtain any necessary licenses on acceptable terms, if at all.

We may be unable to adequately protect or enforce our proprietary information, which may result in its unauthorized use, a loss of revenue under a collaboration agreement or loss of sales to generic versions of our products or otherwise reduce our ability to compete.

Our business and competitive position depend upon our ability to protect our proprietary technology, including any drug products that we create. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. For example, one of our collaborators may disclose proprietary information pertaining to our drug discovery efforts. Any patents issued in connection with our drug discovery efforts may not be broad enough to protect all of the potential uses of the product.

Additionally, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a drug compound in-licensed to us, the protection of the intellectual property rights may not be in our hands. In the case of Reverset, we do not control the intellectual property rights with respect to the compound and therefore may be unable to protect those rights. If the entity that controls the intellectual property rights related to Reverset does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize Reverset.

Our means of protecting our proprietary rights may not be adequate, and our competitors may:

•	independently develop substantially equivalent proprietary information, products and techniques;

•	otherwise gain access to our proprietary information; or

•	design around patents issued to us or our other intellectual property.

We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we fail to maintain trade secret and patent protection, our potential, future revenues may be decreased.

If the effective term of our patents is decreased due to changes in the United States patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenues we derive from it may be decreased.

The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The United States patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications claiming large numbers of genes or other additional subject matter and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might obtain from the patents.

If patent application filing fees are significantly increased, our expenses related to intellectual property or our intellectual property strategy may be adversely affected.

Our ability to license proprietary genes may be dependent on our ability to obtain patents. We have a large portfolio of issued United States patents covering human full-length genes, the proteins they encode and the antibodies directed against them and a significant number of pending applications. If the United States Patent and Trademark Office and other patent offices where we file our patent applications increase the fees associated with filing and prosecuting patent applications we would incur higher expenses and our intellectual property strategy could be adversely affected.

International patent protection is particularly uncertain and costly, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Biotechnology patent law outside the United States is even more uncertain and costly than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as United States laws. For example, certain countries do not grant patent claims that are directed to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

If product liability lawsuits are successfully brought against us, we could face substantial liabilities and may be required to limit commercialization of our products and our results of operations could be harmed.

The clinical trials and marketing of medical products that are intended for human use entails an inherent risk of product liability. If any product that we or any of our collaborators develops causes injury or is found to be unsuitable during clinical trials, manufacturing or sale, we may be held liable. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities, including substantial damages to be paid to the victims and legal costs, or we may be required to limit commercialization of our products. Although we currently carry a product liability insurance policy that provides coverage for liabilities arising from our clinical trials, it may not fully cover our potential liabilities. In addition, we may determine that we should increase our coverage upon the addition of new clinical trials, and this insurance may be prohibitively expensive to us or our collaborators and may not fully cover our potential liabilities. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with our collaborators. Additionally, any product liability lawsuit could cause injury to our reputation, recall of products, participants to withdraw from clinical trials, and potential collaborators to seek other partners, any of which could impact our results of operations.

Because our activities involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.

We are subject to various environmental, health and safety laws and regulations governing, among other things, the use, handling, storage and disposal of regulated substances and the health and safety of our employees. Our research and development processes involve the controlled use of hazardous and radioactive materials and biological waste resulting in the production of hazardous waste products. We cannot completely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. If any injury or contamination results from our use or by the use by third-party collaborators of these materials, we may be sued and our liability may exceed our insurance coverage and our total assets. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations. Compliance with the applicable environmental and workplace laws and regulations is expensive. Future changes to environmental, health, workplace and safety laws could cause us to incur additional expense or may restrict our operations or impair our research, development and production efforts.

Risks Related to the Common Stock and this Offering

Because the price of our common stock has been volatile historically, it may be difficult for you to resell the common stock at a price that is acceptable to you or at all.

The market price of our common stock, like that of the common stock of many other pharmaceutical and biotechnology companies, has been and is likely to be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Prices for our common stock will be determined in the market place and may be influenced by many factors, including:

•	variations in our financial results;

•	announcements about us or about our competitors, including technological innovations, the introduction of new products or services, or the failure of a new drug candidate in clinical trials;

•	litigation and other developments relating to our products and our patents or other proprietary rights or those of our competitors or other litigation against us and our directors and officers;

•	conditions in the life sciences, biotechnology or pharmaceutical industries;

•	governmental regulation and legislation;

•	sales of a substantial amount of our securities; and

•	investors’ perceptions of us, changes in recommendations by securities analysts, and investors’ and securities analysts’ perceptions of general economic, industry and market conditions.

In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

Our management has significant flexibility in using the net proceeds of this offering.

We intend generally to use the net proceeds from this offering for general corporate purposes, including repayment of outstanding debt and research and development activities. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The actual amounts and timing of expenditures will vary significantly depending on a number of factors, including the amount of cash used in our operations and our drug discovery and development efforts. Management’s failure to use these funds effectively would have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $9.75 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $8.32 per share in the net tangible book value of the common stock. If the underwriter exercises its over-allotment option, you will experience additional dilution. See “Dilution” on page S-22 for a more detailed discussion of the dilution you will incur in this offering.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders’ ability to sell their shares for a premium in a change of control transaction.

Various provisions of our certificate of incorporation and bylaws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

•	no cumulative voting for directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	control by our board of directors of the size of our board of directors;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings; and

•	the ability of our board of directors to issue, without stockholder approval, preferred stock with rights that are senior to those of our common stock.

In addition, our board of directors has adopted a stockholder rights plan, the provisions of which could make it more difficult for a potential acquirer of Incyte to consummate an acquisition transaction. Also, Section 203 of the Delaware General Corporation Law may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements that involve risks and uncertainties. These statements relate to future periods, future events or our future operating or financial plans or performance. These statements can often be identified by the use of forward-looking terminology such as “expects,” “believes,” “intends,” “anticipates,” “estimates,” “plans,” or the negative of these terms, and other similar expressions. These forward-looking statements include statements in this prospectus supplement under the captions “Summary—Our Company” and “Risk Factors” as to the development, formulation, manufacturing and commercialization of our compounds and our product candidates; the increase in our drug discovery and development efforts; the expected timing, progress and other information regarding our preclinical testing and clinical trials; conducting clinical trials internally; our collaboration and strategic alliance efforts; anticipated benefits and disadvantages of entering into collaboration agreements; regulatory approval; the safety, effectiveness and potential benefits of our product candidates and other compounds under development; potential uses for our product candidates and our other compounds; our ability to manage expansion of our drug discovery and development operations; future required expertise relating to clinical trials, manufacturing, sales and marketing and for licenses to technology rights; the receipt of or payments to collaborators resulting from milestones or royalties; charges and expenses related to the closure of our Palo Alto location; difficulties resulting from the discontinuation of certain of our information product-related activities, including the amendment, termination or transition of customer contracts; the management of multiple locations; expected expenses and expenditure levels; expected revenues and sources of revenues; expected losses; our profitability; the adequacy of our capital resources; the need to raise additional capital; the costs associated with resolving matters currently in arbitration and litigation; our expectations regarding competition; our long-term investments, including anticipated expenditures, losses and expenses; costs associated with prosecuting, defending and enforcing patent claims and other intellectual property rights; our ability to obtain, maintain or increase coverage of product liability and other insurance; adequacy of our product liability insurance; our indebtedness; and uses of net proceeds, including management’s use thereof.

These forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those projected and include, but are not limited to, our ability to discover, develop, formulate, manufacture and commercialize a drug candidate or product; our ability to obtain additional capital when needed; the risk that previous preclinical testing or clinical trial results are not necessarily indicative of future clinical trial results; continuing trends with respect to reduced pharmaceutical and biotechnology research spending; risks relating to the development of new products and their use by us and our potential collaborators; our ability to in-license a potential drug compound or drug candidate; the cost of accessing, licensing or acquiring potential drug compounds or drug candidates developed by other companies; the risk of significant delays or costs in obtaining regulatory approvals; the ability to obtain regulatory approval; the impact of technological advances and competition; the ability to compete against third parties with greater resources than ours; competition to develop and commercialize similar drug products; the risk of unanticipated delays in research and development efforts; uncertainties relating to the transition of our operations to, and the continuing access to and use of, our Delaware headquarters; our ability to obtain patent protection for our discoveries and to continue to be effective in expanding our patent coverage; the impact of changing laws on our patent portfolio; developments in and expenses relating to litigation and arbitration; the results of businesses in which we have made investments; and the risks set forth under “Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 9,000,000 shares of our common stock that we are offering will be approximately $83.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriter’s over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $95.8 million.

We intend to use the net proceeds of this offering for general corporate purposes, including repayment of outstanding debt and research and development activities.

Our board of directors has broad discretion in determining how the proceeds of this offering will be applied. The timing and amount of our actual expenditures cannot be precisely determined at this time and will be based upon many factors, including the following:

•	our research and development activities;

•	competitive developments;

•	technological advances;

•	our future growth, if any;

•	our future capital expenditures;

•	the availability of alternative methods of financing; and

•	the amount of cash required by our operations.

A portion of the proceeds may be used to acquire or invest in complementary businesses, products or technologies, although we have no current agreements or commitments for any such acquisition or investment.

Until we use the net proceeds of this offering, we intend to invest the funds in investment grade, interest bearing obligations.

DILUTION

Our net tangible book value as of June 30, 2004 was approximately $34.4 million, or $0.47 per share of our common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of our common stock outstanding. After giving effect to the sale by us of the 9,000,000 shares of our common stock offered in this offering, at a public offering price of $9.75 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2004 would have been $117.7 million, or $1.43 per share of our common stock. This represents an immediate increase in the net tangible book value of $0.96 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $8.32 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$9.75
Net tangible book value per share	$0.47
Increase per share attributable to new investors	0.96

Net tangible book value per share after this offering		1.43

Dilution per share to new investors		$8.32

In the discussion and table above, we assume no exercise of outstanding options. As of June 30, 2004, there were 8,194,334 shares of our common stock issuable upon exercise of outstanding options with a weighted average exercise price of $10.53 per share. To the extent that any of these outstanding options are exercised, there may be further dilution to new investors.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “INCY.” The following table sets forth for the periods indicated the high and low sales prices for the common stock on the Nasdaq National Market.

	High	Low
2002
First Quarter	$20.45	$10.45
Second Quarter	11.98	5.80
Third Quarter	7.47	3.80
Fourth Quarter	6.03	2.88
2003
First Quarter	$5.51	$2.70
Second Quarter	6.50	2.65
Third Quarter	6.37	3.31
Fourth Quarter	7.27	4.10
2004
First Quarter	$10.24	$6.77
Second Quarter	8.76	6.40
Third Quarter	9.91	5.40
Fourth Quarter (through November 1, 2004)	11.16	9.35

On November 1, 2004, the reported last sale price for the common stock on the Nasdaq National Market was $10.38. As of September 30, 2004, there were approximately 385 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not expect to pay any dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.

CAPITALIZATION

The following table shows our unaudited cash, cash equivalents and marketable securities and capitalization as of June 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 9,000,000 shares of common stock in this offering at a public offering price of $9.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read all of this information in conjunction with our consolidated financial statements and other financial information that are included in or incorporated by reference in the prospectus supplement and the accompanying prospectus.

	As of June 30, 2004
	(unaudited)
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$473,555	$556,847

Long-term debt	$417,578	$417,578

Stockholders’ equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued and outstanding actual and as adjusted	—	—
Common stock, $.001 par value; 200,000,000 shares authorized; 73,316,343 shares issued and outstanding actual, 82,316,343 shares issued and outstanding as adjusted	73	82
Additional paid-in capital	729,797	813,080
Deferred compensation	(402)	(402)
Accumulated other comprehensive income (loss)	(4,034)	(4,034)
Accumulated deficit	(672,802)	(672,802)

Total stockholders’ equity	52,632	135,924

Total capitalization	$470,210	$553,502

The number of shares shown as issued and outstanding in the table above excludes, as of June 30, 2004:

•	8,194,334 shares issuable upon the exercise of stock options outstanding with a weighted average exercise price of $10.53 per share;

•	6,175,617 shares reserved for issuance and available for future grant or sale under our stock plans;

•	1,105,881 shares reserved for issuance under our Employee Stock Purchase Plan;

•	22,284,625 shares issuable upon conversion of our 3½% convertible subordinated notes due 2011; and

•	2,469,667 shares issuable upon conversion of our 5 1/2% convertible subordinated notes due 2007.

UNDERWRITER

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated, as the underwriter, has agreed to purchase, and we have agreed to sell to the underwriter, 9,000,000 shares of common stock.

The underwriter is offering the shares of common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

Our common stock is quoted on the Nasdaq National Market under the symbol “INCY.”

The underwriter initially proposes to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.18 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,350,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. If the underwriter’s option is exercised in full, the total price to the public would be $100,912,500, the total underwriting discounts and commissions would be $4,781,700 and total proceeds to us would be $96,130,800.

We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, none of us will, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriter;

•	the grant by us of any options, restricted stock or other awards pursuant to benefit plans existing on the date of this prospectus supplement;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; and

•	the issuance of common stock as contingent merger consideration for previous acquisitions.

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over- allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriter may also sell shares in excess of the over- allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriter may also reclaim selling concessions allowed to a dealer for distributing the common stock in the offering, if the underwriter repurchases previously distributed common stock to cover short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

The estimated offering expenses, excluding the underwriting discount and commissions, are approximately $300,000, which includes legal, accounting and printing and various other fees associated with listing our shares of common stock.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

From time to time the underwriter or its affiliates have provided us, and may in the future provide us, with investment banking and other financial services.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California and New York, New York. Certain legal matters in connection with this offering will be passed on for the underwriter by Davis Polk & Wardwell, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

PROSPECTUS

$175,000,000

INCYTE CORPORATION

Common Stock

We may from time to time offer and sell shares of our common stock in one or more offerings. We will specify in the accompanying prospectus supplement the terms of any such offering.

We may sell common stock directly to investors or through agents, underwriters or dealers. We will set forth the names of any underwriters or agents and their compensation in the accompanying prospectus supplement.

This prospectus may not be used to sell any shares of common stock unless accompanied by a prospectus supplement.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 2.

Our common stock is traded on the Nasdaq National Market under the symbol “INCY.” On October 6, 2004, the closing price of our common stock on the Nasdaq National Market was $10.73 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2004.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may, from time to time issue and sell shares of our common stock in one or more offerings with a maximum aggregate offering price of $175,000,000.

This prospectus describes our common stock and the general manner in which we will offer our common stock. Each time we sell shares of common stock, we will provide a prospectus supplement that describes the specific manner in which those shares will be offered. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with the documents incorporated by reference and described under the heading “Where You Can Find More Information,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Incyte,” “we,” “us” and “our” refer to Incyte Corporation and its subsidiaries.

RISK FACTORS

Investing in our common stock involves risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in our common stock. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement and appearing or incorporated by reference in this prospectus.

INCYTE CORPORATION

Incyte Corporation is focused on the discovery and development of novel, small molecule drugs to treat major medical conditions, including infection with human immunodeficiency virus, or HIV, inflammatory disorders, cancer and diabetes. We have assembled a team of scientists with core competencies in the areas of medicinal chemistry, and molecular, cellular and in vivo biology.

Incyte and BioKnowledge are our registered trademarks. We also refer to trademarks of other corporations and organizations in this prospectus.

Incyte was incorporated in Delaware in 1991. Our executive offices are located at Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880 and our telephone number is (302) 498-6700.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the common stock offered by this prospectus for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness, financing of capital expenditures, research and development of new technologies, future acquisitions and strategic investment opportunities. Pending the application of net proceeds, we expect to invest the net proceeds in investment grade, interest bearing securities.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our common stock, $.001 par value per share and preferred stock, $.001 par value per share. This description is only a summary. Our certificate of incorporation and our bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference into this prospectus. You should read our certificate of incorporation and our bylaws for additional information before you buy any of our common stock. See “Where You Can Find More Information.”

Common Stock

General. We are authorized to issue up to 200,000,000 shares of common stock. As of September 30, 2004, there were 73,553,260 shares of common stock issued and outstanding.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

Other Rights. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock offered, when issued, will be, fully paid and nonassessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. As of September 30, 2004, no shares of preferred stock were issued and outstanding. Of the authorized shares, 250,000 shares have been designated series A participating preferred stock, which have been authorized for issuance as described below. Our board of directors has the authority, without further action by our stockholders, to issue from time to time the preferred stock in one or more series, and to fix the number of shares, designations, preferences, powers, and other rights and qualifications, limitations or restrictions as our board of directors may authorize, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•	the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

•	the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock.

Stockholder Rights Plan

In September 1998, we adopted a stockholder rights plan. Under the rights plan, we will issue one right with respect to each share of common stock that is issued prior to the distribution date described below. Except as set forth below, each right, when exercisable, entitles the holder to purchase from us one one-thousandth of a share of our series A participating preferred stock at a price of $200.00, subject to adjustment. The rights are not exercisable until a distribution date. Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of ours and will not have the right to vote or to receive dividends.

In general, the rights separate from the common stock and a “distribution date” will occur upon the earlier of:

•	the public announcement of the acquisition by a person or group of 15% or more of our common stock or

•	ten days after the commencement of, or public announcement of an intention to make, a tender offer or exchange offer that would result in the acquisition of 15% or more of our common stock.

If a person or group acquires 15% or more of our common stock, all rightholders except the buyer will be entitled to acquire our common stock at a discount and, under certain circumstances, to acquire shares of the acquiring company at a discount. Also, in the event our board of directors may authorize the exchange of all or part of the then outstanding and exercisable rights for shares of our common stock at a rate of one share of our common stock per right if the buyer has not acquired 50% or more of our common stock.

Our board of directors may authorize the redemption of the rights, at a price of $0.01 per right, at any time before a person or group acquires 15% or more of our common stock. The rights will expire on September 25, 2008.

Anti-Takeover Effects of Provisions of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that person became an “interested stockholder,” unless the business combination was approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of our outstanding voting stock.

Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our board of directors, and as a result could discourage attempts to acquire us, which could depress the market price of our common stock.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, us or our subsidiaries in the ordinary course of business.

Any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report thereon included therein and incorporated herein by reference. Our consolidated financial statements and schedule are incorporated by reference in this prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date such documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	our Current Reports on Form 8-K filed on February 2, 2004, February 12, 2004, February 13, 2004 and March 8, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed January 5, 1996; and

•	the description of our series A participating preferred stock purchase rights contained in our Registration Statement on Form 8-A filed September 30, 1998.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, that are made after the initial filing date of the registration statement of which this prospectus is a part and before the termination of any offering of securities offered by this prospectus. Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in

•	the prospectus;

•	the accompanying prospectus supplement; or

•	any other subsequently filed document which also is incorporated in, or is deemed to be incorporated by reference to this prospectus;

modifies or supersedes the statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880, telephone (302) 498-6700. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.